UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-8519

Cincinnati Bell Inc.

(Exact name of registrant as specified in its charter)

221 East Fourth Street

Cincinnati, Ohio 45202

(513) 397-9900

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Shares, $0.01 par value

Depositary Shares, each representing 1/20 interest in a Share of 6 3/4% Cumulative Convertible Preferred Stock,

without par value

7 1/4% Notes Due June 15, 2023

(Title of each class of securities covered by this Form)

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒
Rule 15d-22(b)	☐

Approximate numbers of holders of Common Stock: One

Approximate number of holders of record of 6 3⁄4% Preferred Shares: None

Approximate number of holders of record of 7 1/4% Notes Due June 15, 2023: 31

Pursuant to the requirements of the Securities Exchange Act of 1934, Cincinnati Bell Inc. has caused this certification/notice to be signed and filed on its behalf by the undersigned duly authorized person.

CINCINNATI BELL INC.

Date: October 4, 2021	By:	/s/ Christopher J. Wilson
	Name:	Christopher J. Wilson
	Title:	Vice President, General Counsel